EXHIBIT 1

Land and Buildings Believes MGM Suffers From a Broken Boardroom Culture Which Values Self-Preservation Over Independent Inquiry

MGM Stock Returns Have Materially Underperformed its Gaming and Lodging Peers

Land and Buildings’ Four Independent, Highly-Qualified Director Nominees Have the Experience and Fresh Perspectives We Believe Are Needed to Exert Effective Board Stewardship and Evaluate Strategic Options, including a REIT

Disturbing Corporate Culture Exemplified by the Pressure Applied to a Land and Buildings Nominee to Resign from the Board of an Unrelated Company

Vote for our Nominees on the GOLD Proxy Card Today

April 20, 2015

Dear Fellow MGM Shareholder:

Land and Buildings is an investment firm that specializes in investing in publicly traded real estate and real estate related securities. We are seeking your support to elect four independent, highly-qualified individuals to the Board of Directors of MGM (the “Board”) — Matthew Hart, Richard Kincaid, Jonathan Litt and Marc Weisman. We believe that these candidates have experience in precisely the areas in which MGM has a poor track record and where the Board needs the most help: lodging, balance sheet management, capital allocation, real estate expertise and exploration of alternatives in today’s capital markets. Our nominees will bring fresh perspectives and accountability to a Board that we believe is in desperate need of improved stewardship.

We urge you to vote the enclosed GOLD proxy card TODAY by telephone, over the Internet, or by signing, dating and returning your GOLD proxy card in the postage-paid envelope provided.

MGM is a Relentless Underperformer

The Board has presided over consistent underperformance to its peers. Strikingly, since Jim Murren became Chairman and CEO in 2008, MGM has underperformed its peer group median by 453%.

MGM Has Underperformed its Peers by Approximately 453% Since Jim Murren Became Chairman and CEO

Table Reflects MGM's Performance Relative to that of its Peers over the Last 1-, 3- and 5-Year Periods and Since Mr. Murren Became CEO

1-Year	3-Year	5-Year	Since Mr. Murren became CEO
Gaming Peers	Boyd	▼29.4%	▼39.2%	▼5.8%	▼195.6%
	Sands	▲8.6%	▲29.9%	▼141.8%	▼1,327.0%
	Penn National Gaming, Inc.	▼53.6%	▼30.2%	▼132.0%	▼197.3%
	Pinnacle Entertainment	▼65.4%	▼182.3%	▼239.2%	▼563.5%
	Wynn Resorts	▲18.1%	▲19.3%	▼72.1%	▼348.6%
Lodging Peers	Hilton Worldwide	▼56.7%	N/A	N/A	N/A
	Hyatt	▼35.8%	▼5.8%	▼2.7%	N/A
	Marriott	▼81.9%	▼91.6%	▼166.7%	▼452.5%
	Starwood Hotels and Resorts	▼34.0%	▼23.7%	▼54.6%	▼469.9%

Source: Bloomberg; Note: As of March 16, 2015 unaffected closing price

Jim Murren became Chairman and CEO on December 1, 2008

Figures represent MGM total shareholder returns relative to each peer company

Gaming peers consist of all publicly traded casino companies disclosed in MGM’s 2015 proxy peers excluding Caesars, which filed for Chapter 11 bankruptcy earlier this year

Lodging peers consist of a subset of MGM's 2015 proxy peers that are focused in higher chain-scale and vacation destinations

The Board has clearly failed to appreciate the magnitude of this underperformance as the status quo has continued: poor capital allocation, poor balance sheet management and failure to capitalize on the underlying value embedded in the Company’s real estate.

 MGM’s Persistent and Consistent Undervaluation

 The Board has failed to address the continual and substantial EBITDA multiple discount to its closest peers[i], in our view. We believe one of the key reasons for the persistent discounted valuation is the Company’s overleveraged balance sheet combined with a history of poor investment decisions (e.g. CityCenter). Rather than take advantage of the current favorable capital markets environment to reduce debt – which could help MGM close its persistent valuation gap – the Board continues to make the same capital-allocation mistakes it made leading up to the Company teetering on bankruptcy seven years ago. The Company is currently further leveraging its balance sheet by embarking on $5 billion of new development.

MGM’s Valuation is Significantly Discounted to its Closest Peers While Leverage Levels are Significantly Higher

Source: JP Morgan, April 13, 2015

Note: For MGM, adjusted net debt and EBITDA calculations back out 49.0% stake of MGM Macau and add back MGM’s share of CityCenter and Borgata debt and EBITDA

Note: For Wynn, adjusted net debt and EBITDA calculations back out 27.7% stake of Wynn Macau debt and EBITDA

Note: For Sands, adjusted net debt and EBITDA calculations back out 29.7% stake of Sands China debt and EBITDA

Significant Upside to Intrinsic Value in MGM

We believe the net asset value of MGM is at least $33 per share, indicating an approximately 50% further upside to intrinsic value above and beyond the 13% rise in the stock since our announcement of Board nominations and proposal to enhance shareholder value on March 17, 2015[ii]. We have utilized our extensive experience in evaluating real estate, lodging and gaming companies to arrive at what we believe is the intrinsic value of the company and there is broad agreement within the investment community based on our conversations that MGM is meaningfully undervalued.

MGM’s Credibility Issues

Prior to our involvement, there was no evidence that the Board had recently thoroughly evaluated alternatives to unlock shareholder value. For example:

•	Decide for Yourself: If the management team was truthfully evaluating a REIT, would they have done a $1.25 billion bond offering in November 2014 that was subject to an onerous prepayment penalty?
•	Knee-Jerk Reaction: After meeting with us – but prior to any announcement of our public involvement – MGM’s Chairman and CEO suggested on CNBC that the Company might explore a REIT proposed structure. We believe that Mr. Murren’s assertion that the Company could explore a REIT structure lacks credibility and that his statements were nothing more than an attempt to pacify the numerous shareholders who have told us they believe that the REIT structure should be independently evaluated during this window of opportunity to permanently revalue MGM’s assets at higher levels.

•	Too Little, Too Late: Under pressure from our director nominations, MGM announced a $400 million special dividend from CityCenter. We believe the CityCenter dividend is being used by the Company to deflect the justified criticism it has received about the CityCenter project – which nearly put the Company into Chapter 11 and whose massive debt load has contributed to MGM’s persistent valuation gap. To this day – the senior executives at MGM have not been held accountable for the value destruction at MGM, including CEO and Chairman Jim Murren – who pioneered and widely supported the project – and Robert Baldwin – a current director and CEO of CityCenter since inception.

We are Concerned about the Board’s Poor Stewardship

We believe there are a host of reasons which indicate that the Board would benefit from shareholder-elected independent directors. Specifically we highlight the following tangible issues which we believe indicate that the Board would benefit from shareholder-elected independent directors:

•	Lack of accountability for consistent underperformance

During Jim Murren’s tenure as Chairman and CEO, MGM has underperformed its peer group median by 453% and traded at a large EBITDA multiple discount to its closest peers – yet the Board has demonstrated no ability or willingness to hold his team accountable for such poor performance.

•	A history of poor compensation practices

CEO and Chairman, Jim Murren, has received $64 million since 2009 and the Company has received a consistent compensation grade of “D” from Glass Lewis since 2011. The Company’s short-term incentive bonus is based off of annual EBITDA targets rather than total shareholder return – and – Mr. Murren has sold the vast majority of his stock, owning 30% fewer shares then he did the year prior to being appointed CEO[iii].

•	Entrenchment techniques

Shareholders need to look no further than the dead-hand put incorporated into recent bond offerings which serve no purpose other than to entrench the incumbents; if a majority of the Board is replaced, the bond would be immediately required to be pre-paid in full.

•	Being disingenuous with the Company’s annual meeting dates

This year, the Board accelerated both the record date and meeting date materially from their historical dates in what we believe was an effort to limit the full impact of shareholder democracy.

The Lead Independent Director Should Be Beyond Reproach

A board led by Lead Independent Director Roland Hernandez pressured one of our nominees, Richard Kincaid, to resign from the Vail Resorts, Inc. (NYSE:MTN) (“Vail Resorts”) Board of Directors.

Roland Hernandez is currently MGM’s Lead Independent Director and has been on the Board for 13 years, making it difficult for him, in our view, to be truly independent, or in a position to hold the combined Chairman and CEO accountable. We would also ask shareholders to consider Mr. Hernandez's background and most recent maneuver at Vail Resorts:

❖	Mr. Hernandez, in addition to being Lead Independent Director of MGM, is the Lead Independent Director of Vail Resorts, where he and one of our nominees, Richard Kincaid, have jointly sat on the Board for eight years. Just days after Land and Buildings sent Mr. Hernandez a letter requesting that in his capacity as Lead Independent Director of MGM to form a special committee of independent board members and hire an independent financial advisor to analyze all available options to create sustained shareholder value, Mr. Kincaid was given an ultimatum by Vail– pull out of Land and Buildings' slate for MGM or resign from the board of Vail Resorts. Mr. Kincaid resigned from Vail Resorts’ Board.

❖	We find it notable that Mr. Hernandez was on the Lehman Brothers board of directors from 2005-2008 and was a member of the Finance and Risk Committee at the time of the Lehman collapse.
❖	Mr. Hernandez received the lowest support of any director at MGM’s 2014 shareholder meeting with just 65% of the outstanding common stock voting in support of his candidacy despite the fact that neither ISS nor Glass Lewis issued a recommendation against him.
❖	Mr. Hernandez also received the lowest support of any director at the last six Vail Resorts shareholder meetings – averaging 84% of the outstanding common stock voting in support of his candidacy despite the fact that neither ISS nor Glass Lewis issued a recommendation against him. This compares to Richard Kincaid’s average support of 93% of the outstanding common stock over the same period.

L&B Board Nominees: Highly-Qualified and Independent

The Land and Buildings nominees will not only seek to ensure that the Company takes a clear-eyed assessment of the Land and Buildings REIT proposal, among others, but that the Board adopts a culture of accountability to shareholders. Given the substantial underperformance of MGM and the Board’s lackluster response to this underperformance, we believe that the addition of our independent nominees would compel the Company to take the necessary steps to close its persistent and material discount to its potential valuation.

Land and Buildings’ slate of proposed nominees possess track records that speak for themselves:

✓	Matthew J. Hart: Former President, COO and CFO, Hilton Hotels Corporation (NYSE: HLT), and former CFO, Host Marriott Corporation
✓	Richard Kincaid: Former President and CEO of Equity Office Properties Trust
✓	Jonathan Litt: Founder and CIO of Land and Buildings
✓	Marc Weisman: Former Partner of Weil Gotshal & Manges, and former CFO of Oppenheimer & Co., Inc.

Now is the Time to Unlock Value at MGM

Land and Buildings has conducted extensive due diligence to understand the potential value and feasibility of its proposals to MGM. This has included consulting with leading legal advisors with extensive experience in the area of REIT conversions in an effort to propose a structure that would be cost and tax efficient.

There are a number of factors that make now an ideal time for MGM to explore our proposals:

•	Fundamentals in Las Vegas are especially strong
❖	Limited new construction benefits MGM’s premier position
❖	All relevant gaming and lodging metrics indicate cycle “sweet-spot”
•	Numerous recent precedent transactions make our proposal compelling
❖	Two other gaming companies have either implemented a REIT structure or have publicly committed to the structure and in each of these situations tremendous value was created for shareholders
•	MGM will be a tax-payer for the first time in 2015
❖	The urgency of creating a tax efficient REIT structure has never been higher with a growing tax bill looming
•	Debt Repayment Opportunity
❖	The window is open for MGM to repay half of its debt in the near-term with no penalty
❖	A significant portion of MGM’s debt matures in the next 12 months

THE MARKET PRICE INCREASED SUBSTANTIALLY SINCE WE RELEASED OUR PROPOSAL – DRIVING UP THE COMPANY’S STOCK PRICE BY 13% AND CREATING $1.2 BILLION IN MARKET VALUE

THE COMPANY’S RESISTANCE TO TAKING MEANINGFUL ACTION, HOWEVER, COULD CAUSE MUCH OF THAT VALUE CREATION TO ERODE

We have been extremely disappointed by the lack of appropriate urgency and apparent unwillingness of the Board and Management to take meaningful action. This includes the Board’s apparent decision to ignore for months our call to hire independent financial advisors to evaluate our proposals and other available options for the benefit of all shareholders. As a result of the Company’s apparent inaction, we were compelled to do what the Board had not done, retain an independent financial advisor, Houlihan Lokey, to conduct a thorough strategic review of our proposed structure.

Whether it is the proposal Land and Buildings has outlined, or a variation thereof, we believe it is important for the Land and Buildings nominees to be in the boardroom of MGM to ensure that all value creating ideas are evaluated.

Vote FOR our Nominees on the GOLD Proxy Card Today

As detailed above, we believe MGM has lacked the Board stewardship necessary to create long term shareholder value. Today, significant value is being trapped in MGM and we believe our Board nominees can help unlock that value. We believe the net asset value of MGM is $33 per share, indicating an approximately 50% further upside to intrinsic value. We believe strongly that our four candidates would help realized the intrinsic value for the benefit of all our fellow shareholders.

Sincerely,

Jonathan Litt

Founder & CIO

Land and Buildings

REMEMBER:

Your broker provides for voting by telephone or via the Internet.

Please follow the easy instructions on the enclosed proxy card.

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your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-888-750-5834.

 Investor Contact:

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Innisfree M&A Incorporated

212-750-5833

Media Contact:
Elliot Sloane / Dan Zacchei

Sloane & Company

212-486-9500

Esloane@sloanepr.com or

Dzacchei@sloanepr.com

LAND & BUILDINGS CAPITAL GROWTH FUND, L.P., LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC AND JONATHAN LITT (COLLECTIVELY, "LAND & BUILDINGS") AND MATTHEW J. HART, RICHARD KINCAID AND MARC A. WEISMAN (TOGETHER WITH LAND & BUILDINGS, THE "PARTICIPANTS") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON APRIL 16, 2015 A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM

THE STOCKHOLDERS OF MGM RESORTS INTERNATIONAL (THE "COMPANY") FOR USE AT THE COMPANY'S 2015 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD HAVE BEEN FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, INNISFREE M&A INCORPORATED, LAND & BUILDING'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST.

i Closest peers represent Las Vegas Sands and Wynn Resorts, which are the most comparable in size, revenue sources and geographic footprint.

ii Stock price through April 15, 2015.

iii Based on the number of shares beneficially owned as of March 30, 2015, as disclosed in MGM's proxy statement filed on April 13, 2015, and the number of shares beneficially owned as of June 12, 2009 (the year following Mr. Murren’s appointment as CEO), as disclosed in MGM's proxy statement filed on June 25, 2009.